601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

February 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Faller and Joshua Shainess

Re:	BigBear.ai Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 18, 2022

File No. 333-261887

On behalf of our client, BigBear.ai Holdings, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated February 3, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-1/A (File No. 333-261887) filed by the Company on January 18, 2022 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing a revised draft of the Registration Statement on Form S-1/A (the “Amended S-1”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended S-1.

Austin  Bay Area   Beijing  Boston  Brussels  Chicago  Dallas  Hong Kong  Houston  London  Los Angeles  Munich  Paris  Salt Lake City   Shanghai  Washington, D.C.

Securities and Exchange Commission

February 8, 2022

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

We may be required to purchase up to 10,000,000 shares of Common Stock, page 68

1.

We note your response to prior comment 2. Given the nature of these risks, please include disclosure of them in your prospectus summary. Additionally, clarify whether the forward purchase agreements allow for the option to be exercised at any time until the three-month anniversary of the closing date of your business combination or only on that date. Disclose, if true, that until each forward purchase agreement is terminated, the agreements require the investors to sell their shares subject thereto only at a minimum price of $10.00 per share even if they do not exercise their option on March 7, 2022. File a copy of these agreements as exhibits to your registration agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12, 13 and 68 accordingly and has filed a copy of each of the Forward Share Purchase Agreements in the exhibits by incorporation by reference.

2026 Convertible Notes

Fundamental Change, page 193

2.	Revise to disclose what constitutes a “Fundamental Change” under the indenture for your 2026 Convertible Notes.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 193, 194 and 195 accordingly.

General

3.

We note your response to prior comment 4. Please provide us with additional information to assess your conclusion that the Offering is a valid secondary offering, specifically with respect to AE Industrial Partners. We note that AE played a significant role in coordinating the business combination of GigCapital4 and BigBear. We also note that a company owned by AE Partners is or was a customer and business partner of the Company, and that there may be other affiliated relationships.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and on pages 15, 159, 160 and in the Exhibit 107 Fee Table accordingly to remove the registration of the resale of AE Industrial Partner’s common stock as a selling stockholder from the Amended S-1.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4794 or by email at tim.cruickshank@kirkland.com.

Securities and Exchange Commission

February 8, 2022

Sincerely,

/s/ Tim Cruickshank
Tim Cruickshank

VIA E-MAIL

cc:	Joshua Kinley

BigBear.ai Holdings, Inc.